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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section MAR 0 1 2016 Washington DC 416

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fiduciary Advisors, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___1801 Market Street, Suite 1000___
(No. and Street)

___Philadelphia___   ___PA___   ___19103___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Mark B. Klein___   ___267-675-6565___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Sanville & Company___
(Name – *if individual, state last, first, middle name*)

___1514 Old York Road___   ___Abington___   ___PA___   ___19001___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Mark B. Klein_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Fiduciary Advisors LLC_ , as of _December 31_ , 20_15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                    Signature

                                                              CEO
                                                              _____
                                                                    Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11ᵗʰ FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fiduciary Advisors, LLC

We have audited the accompanying statement of financial condition of Fiduciary Advisors, LLC (the "Company"), as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fiduciary Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 26, 2016

3

Fiduciary Advisors, LLC
December 31, 2015

Statement of Financial Condition

Assets

Cash and Cash Equivalents	$62,997
Prepaid Expenses and Deposits	3,280
Due from Related Entity	33,771
Goodwill	57,464
Total Assets	**$157,512**

Liabilities and Member's Equity

Accrued Expenses	$8,250
Due to Related Entities	3,216
Total Liabilities	**11,466**
Member's Equity	146,046
Total Member's Equity	**146,046**
Total Liabilities and Member's Equity	**$157,512**

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
December 31, 2015

Statement of Income

Revenue

Commissions and 12b-1 Fees	$20,008
Fees from Managed Plans	43,927
Total Revenue	$63,935

Expenses

Professional Fees	$17,842
Compensation	11,736
Impairment loss	9,485
Insurance and Related Expenses	9,126
Regulatory Fees and Expenses	5,397
Rent and Utilities	1,400
Other	608
Total Expenses	55,594
Income Before Income Taxes	8,341
Provision for Income Taxes	-
Net Income	$8,341

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
December 31, 2015

Statement of Changes in Member's Equity

Balance at January 1, 2015	$	137,705
Member's Contributions		-
Member's Distributions		-
Net Income		8,341
Balance at December 31, 2015	$	146,046

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
December 31, 2015

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Subordinated Borrowings at January 1, 2015	$ -
Increases:	-
Decreases:	-
Subordinated Borrowings at December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
December 31, 2015

Statement of Cash Flows

Cash Flows from Operating Activities		
Net Income	$	8,341
Adjustment to reconcile net income to net cash		
Used in operating activities		
Impairment loss		9,485
Changes in Assets and Liabilities		
(Increase) Decrease in Assets:		
Prepaid Expenses and Deposits		(527)
Due from Related Entity		(22,976)
Increase (Decrease) in Liabilities:		
Accrued Expenses		1,002
Due to Related Entities		2,241
Net Cash Used in Operating Activities		(2,434)
Cash Flows from Investing Activities		
Net Cash Provided by Investing Activities		-
Cash Flows from Financing Activities		
Net Cash Provided by Operating Activities		-
Net Decrease in Cash		(2,434)
Cash at Beginning of Year		65,431
Cash at End of Year	$	62,997
Supplemental Disclosures of Cash Flow Information		
Cash Paid During the Year for :		
Income Taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

8

Notes to Financial Statements

1. ORGANIZATION

Fiduciary Advisors, LLC, (formerly known as PCS Distributors, LLC ("the Company") is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Pennsylvania Limited Liability Company owned by a group of investors. The Company operates pursuant to SEC Rule I5c3-3 (k)(2)(i) (The Customer Protection Rule) and does not hold customer funds or provide safekeeping of customer securities. The Company makes available a platform of independent money managers to sponsors of defined contribution plans and programs such as 401(k), 403(b), 457, profit sharing plans and individual retirement arrangements and gives participants access to management services and/or mutual fund selection on a continuous basis. The Company received FINRA membership and permission to operate in 2001. The Company, like other securities firms, is directly affected by general economic and market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Company:

Basis of Presentation - The financial statements include only those assets, liabilities and results of operations that relate to Fiduciary Advisors, LLC.

Revenues and Expenses - Income from dealer concessions or commissions and 12b-1 fees from mutual funds are recorded on the settlement date which is not materially different than trade date. Platform fees are recorded when deducted from client accounts by custodian and received by the Company in its operating account. Expenses are recognized on the accrual basis.

Cash and Cash Equivalents - Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income Taxes - No provision has been made for federal and state income taxes since such taxes are individually paid for by the member of the Company.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2015, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2012.

Fiduciary Advisors, LLC
December 31, 2015

Notes to Financial Statements-continued

3. RELATED PARTY TRANSACTIONS
The Company has entered into a Funding Agreement (the "Agreement") with its former parent Professional Capital Services, LLC ("PCS") which is also owed by the same investors of the Company. To the extent not funded from the net cash flow of the Company, PCS has agreed to fund all of the ordinary operating costs and expenses of the Company. PCS provides staff and other services to the Company. As such, PCS allocates a portion of those employees' compensation expense to the Company on a monthly basis. The allocation is based upon an estimate of the percentage of time each employee dedicates to the Company. The expense allocated during the year ended December 31, 2015 under this agreement was $20,921. At December 31, 2015 PCS owed the Company $33,771. The Company also owes Efficient Advisors LLC, a related entity $1,716 for its share of premium on a shared insurance policy and Advisor Trust, another related entity $1,500 for professional fees.

It is the intent of the Company to distribute the net income of the Company on an ongoing basis. The investors do not intend to impact the Company's net capital by these future withdrawals.

4. NET CAPITAL
Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $51,531 which was $46,531 in excess of its net capital requirements of $5,000. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

5. GOODWILL
Goodwill is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operations, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among other. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill. The Goodwill balance at December 31, 2015 was $57,464. There was no accumulated impairment losses at December 31, 2014. The company recorded $9,485 of impairment during the year.

6. SUBSEQUENT EVENT
Management has evaluated the impact of all subsequent events through February 26, 2016, the date which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

Fiduciary Advisors, LLC
December 31, 2015

Computation of Net Capital Under Rule 15c3-1 of the SEC

Schedule I

COMPUTATION OF NET CAPITAL

Total Member's Equity	$146,046
Deduct Member's Equity not Allowable for Net Capital:	-
Total Member's Equity Qualified for Net Capital	146,046
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid Expenses and Deposits & Intercompany Receivable	94,515
Total Non-Allowable Assets	94,515
Net Capital	**$51,531**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$11,466
Percentage of Aggregate Indebtedness to Net Capital	22%

Fiduciary Advisors, LLC
December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $11,466)	$764
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$5,000
Net Capital Requirement	$5,000
Excess Net Capital	$46,531
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital	$45,531

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

Fiduciary Advisors, LLC
December 31, 2015

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with
Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S
UNAUDITED FOCUS REPORT

<u>Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual
Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fiduciary Advisors, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) Fiduciary Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 26, 2016

14

Fiduciary Advisors, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2015

Fiduciary Advisors, LLC
December 31, 2015

Table of Contents

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11ᵗʰ FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fiduciary Advisors, LLC

We have audited the accompanying statement of financial condition of Fiduciary Advisors, LLC (the "Company"), as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fiduciary Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 26, 2016